FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004
Commission File Number __________________________________________

Ducati Motor Holding S.p.A.
(Translation of registrant’s name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]            Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]            No [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A. (Registrant)

By: Fabrizio Nari (Signature)*

Date 17 July 2004
* Print the name and title of the signing officer under his signature.

Fabrizio Nardi
Investor Relations
Ducati Motor Holding S.p.A.

DUCATI MOTOR HOLDING AND APRILIA REACH AGREEMENT

DUCATI RECEIVES EXCLUSIVITY IN NEGOTIATIONS FOR THE PURCHASE OF THE APRILIA GROUP

Bologna, July 17, 2004 - Ducati Motor Holding S.p.A. (NYSE: DMH, Borsa Italiana S.p.A: DMH), the high performance motorcycle manufacturer has reached an agreement today with Aprilia shareholders, for the exclusive negotiation in the acquisition of the group.

The agreement foresees a due diligence period on certain legal, fiscal and accounting matters.

The decision is a clear step forward in the negotiation process, which is essential for the future of Aprilia and the Italian motorcycle industry. This agreement marks the beginning of a new and important negotiation phase with all the parties involved in the Group restructuring in order to ensure the continuity of the Aprilia business.

“We are fully satisfied with the progress of the negotiation,” comments Federico Minoli, President and CEO of Ducati Motor Holding. “We are close to the end of a complex process. We have a sound industrial plan and we are confident of the support that we will receive from banks, suppliers, other creditors, management and unions. Since 1996, with the help of all the constituents we have transformed Ducati from a struggling company to a worldwide success. Today Ducati is traded in the stock exchanges of Milan and New York, it is healthy, financially secure and ready to invest financial resources and knowledge to recreate the Ducati success story with Aprilia. Our plan is simple: maintain the identity of each brand which is defined by their rich history and territory, while capitalizing on the synergies of critical mass in distribution, especially in foreign markets, research, development and purchasing.”

        Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in five market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring and Multistrada. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European, Japan and North American markets. Ducati has won twelve of the last fourteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

        This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission..

For further information, please contact:

Francesco Rapisarda Communications Director Ducati Motor Holding S.p.A. Via Cavalieri Ducati, 3 Bologna 40132 Italia	Fabrizio Nardi Investor Relations Ducati Motor Holding S.p.A. Via Cavalieri Ducati, 3 Bologna 40132 Italia

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 213
E-mail: IR@ducati.com